news release

FOR IMMEDIATE RELEASE

PEABODY ENERGY AND ARCELORMITTAL SUBMIT ALL CASH OFFER TO ACQUIRE MACARTHUR COAL

·	All cash takeover offer for Macarthur Coal by Peabody Energy and ArcelorMittal

·	Total value of A$15.66 cash per share represents 45% premium to one month volume weighted average price

·	Provides Macarthur Coal shareholders with attractive premium, liquidity and certainty of value

St. Louis, Luxembourg, August 1  – Peabody Energy (NYSE: BTU) and ArcelorMittal (NYSE: MT) today confirm that following the recent completion of due diligence they intend to launch an all-cash off-market takeover bid to acquire all the shares in Macarthur Coal Ltd (ASX: MCC).

Under the offer, Macarthur shareholders will be offered A$15.50 cash per share, valuing the equity in Macarthur at approximately A$4.7 billion.

Macarthur shareholders will also be entitled to retain any final dividend declared by Macarthur in respect of the financial year ended June 30, 2011, up to an amount of 16 cents per share, without reducing the offer price.  This represents a total value of A$15.66 cash per share.

Following due diligence, Peabody and ArcelorMittal attempted to negotiate a bid implementation agreement (BIA) with Macarthur.  However, Macarthur was not willing to engage on a BIA on customary terms even with Peabody and ArcelorMittal’s willingness to improve the price from the original proposal if such a BIA could be agreed.  As a result, a formal offer was submitted to Macarthur, valuing the company at $15.66 per share (inclusive of the dividend) without a BIA while seeking a recommendation.  The Macarthur board declined to recommend this offer.

“Peabody and ArcelorMittal believe our bid is compelling,” said Peabody Energy Chairman and Chief Executive Officer Gregory H. Boyce, “And we have decided to take this attractive offer directly to Macarthur shareholders to provide them with significant value.”

Aditya Mittal, CFO  and Member of the Group Management Board of ArcelorMittal said, “We are making an attractive offer directly to shareholders, which represents a 41% premium to the closing price immediately before our approach was disclosed to the market.”

The total value to be received by Macarthur shareholders of up to A$15.66 per share  represents a substantial premium of:
•	41% to A$11.08 per share, the closing price on July 11, the day Peabody and ArcelorMittal’s approach was disclosed to the market;
•	44% to A$10.85 per share, the 15-day VWAP to July 11;
•	45% to A$10.82 per share, the one-month VWAP to July 11;
•	38% to A$11.32 per share, the three-month VWAP to July 11; and
•	36% to A$11.50 per share, the price at which Macarthur raised equity in August 2010.

Peabody and ArcelorMittal urge Macarthur shareholders to accept the offer to receive a substantial premium for their investment.

•	This is an offer that is superior to Macarthur's relevant trading ranges, not only in its recent trading history, but over an extended time frame.
•	The bid fully recognises Macarthur's existing operations and growth prospects.
•	The deal protection measures to which Macarthur refers are, in fact, quite customary.

Should the offer be successful, Macarthur will form an integral part of Peabody Australia and expand ArcelorMittal's mining interests in the key resource market of Australia.   Both Peabody and ArcelorMittal acknowledge and value the contribution that Macarthur employees will make to the ongoing operations and growth plans.

The offer is made by a newly formed company, PEAMCoal Pty Ltd (ACN 152 004 772), to be owned 60% by Peabody and 40% by ArcelorMittal.  PEAMCoal has a relevant interest of 16.1% in Macarthur’s shares.  Committed financing for the transaction has been secured.

The offer is subject to a limited number of conditions including minimum 50.01% acceptances, approval by Australia’s Foreign Investment Review Board, other regulatory approvals and other standard conditions.

Peabody and ArcelorMittal expect to lodge the Bidder’s Statement in relation to the offer with the Australian Securities and Investments Commission (“ASIC”) shortly. The Bidder’s Statement will set out in detail why Macarthur shareholders should accept the offer and will be dispatched to Macarthur shareholders approximately two weeks after its lodgement with ASIC.  In the interim, any Macarthur shareholder seeking further information regarding the offer should contact PEAMCoal’s Offer Information Line on 1800 992 039 (for callers within Australia) or +61 2 8280 7692 (for callers outside Australia).

UBS is serving as lead financial adviser to Peabody.  Bank of America Merrill Lynch and Morgan Stanley are also providing financial advisory services, and Freehills is serving as legal adviser.  ArcelorMittal has engaged RBC Capital Markets as its financial adviser and Mallesons Stephen Jaques as its legal adviser for the proposed transaction.

-End-

Peabody Energy Forward Looking Statement

Certain statements in this press release are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on numerous assumptions that the company believes are reasonable, but they are open to a wide range of uncertainties and business risks that may cause actual results to differ materially from expectations. These factors are difficult to accurately predict and may be beyond the company's control. The company does not undertake to update its forward-looking statements. Factors that could affect results include those described in this press release as well as risks detailed in the company's reports filed with the Securities and Exchange Commission.

ArcelorMittal Forward Looking Statement

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.